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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      FOR THE PERIOD ENDING APRIL 30, 1998


                         APT SATELLITE HOLDINGS LIMITED
                               (Registrant's name)


       ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]           Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                        APT SATELLITE HOLDINGS LIMITED



Date:  May 14, 1998                     By    /s/ Qin Shen
                                           ------------------------------------
                                           Name:    Qin Shen
                                           Title:   Director and Vice President




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                         APT SATELLITE HOLDINGS LIMITED

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)


                                  ANNOUNCEMENT



APT Satellite Holdings Limited (the "Company") hereby announces that Mr. Ngai Man resigned as a non-executive director of the Company with effect from 20th April, 1998. The Board of Directors would like to thank Mr. Ngai Man and express their appreciation for his contribution and services to the Company.

By Order of the Board

Lo Kin Hang, Brian

Company Secretary

Hong Kong, 30th April 1998